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EXHIBIT 99.1
CONFIRMATION OF AUDIT QUALITY


To the U.S. Securities and Exchange Commission


Arthur Andersen LLP ("Andersen") has represented to Stewart & Stevenson Services, Inc. that the audit of its consolidated financial statements as of January 31, 2002 and for the year then ended was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.